Mikhail I. Dmitriev

Florida State University
Department of Economics
[redacted]

[redacted]

Education

Ph.D. Economics, Boston College, 2014.

M.A. Economics, Boston College, 2010.

B.S. Economics, Higher School of Economics, Moscow, 2008.

Highest Honors. *GPA:* 4.9/5.0.

Research

Published Papers

“Inflation Level and Inflation Volatility: a Seigniorage Argument” (with Erasmus Kersting), **Economics Letters**, 2016, 147: $112 - 115$.

“The Financial Accelerator and the Optimal Contract” . (with Jonathan Hoddenbagh), **Review of Economic Dynamics**, 2017, 24: $43 - 65$.

“Optimal Fiscal Transfers in a Monetary Union” (with Jonathan Hoddenbagh), **Journal of International Economics**, 2019, 117: $91 - 108$.

“Risk Aversion and the Financial Accelerator.” (with Giacomo Candian), **Review of Economic Dynamics**, 2020, 37: $299 - 322$.

“Default Recoveries and Aggregate Fluctuations” (with Giacomo Candian), **Journal of Economic Dynamics and Control**, 2020, 121.

“Optimal Contracts and Supply-Driven Recessions” (with Giacomo Candian), **Economics Letters**, 2020, 197.

”Optimal Monetary Policy in Small Open Economies: Producer Currency Pricing” (with Jonathan Hoddenbagh), **International Journal of Central Banking**.

Working Papers

"Testing for Spurious Dynamics in Structural Models with Applications for Monetary Policy" (with Manoj Atolia), 2021. Note: the former title was "False Positive Economics and Applications for Monetary Policy"

"Asymmetric New Keynesian Model: the Cycle is the Trend" (with Erasmus Kersting), 2021.

"Prevention of Sudden Stops using Cryptocurrency" (with Graham Newell), 2019 .

”Contract Complexity and Business Cycles” (with J. Hoddenbagh and G. Candian), 2019.

“Spatial Technology Diffusion.” (with Diego Comin and Esteban Rossi-Hansberg), 2012.

Work in Progress

”When more debt does not lead to higher inflation? Fiscal dominance with rational inattention” (with Jonathan Kreamer).

"Planning Horizons" (with Elena Brandt and Jon Maner).

"Forecasting Long-Run Growth using Machine Learning" (with Jimmy Mendez).

"Commodity Prices and Business Cycles" (with Manoj Atolia)

Blog Articles

"Heavy Technology: The Process of Technological Diffusion over Time and Space," VoxEU, November 2012 (with Diego Comin and Esteban Rossi-Hansberg)

Research and Professional Experience

Applied Data Sicence Program (MIT), Fall 2021 (in progress)

Visiting Scholar at UC Berkeley, Spring 2015

Referee Service

Journal of Monetary Economics; Journal of Money, Credit, and Banking; Review of Economic Dynamics; Journal of Economic Dynamics and Control; Journal of Public Economics; Computational Economics; Journal of International, Money and Finance; Journal of Economic Geography; Macroeconomic Dynamics; Economica; Journal of Regional Science; World Economy; Japanese Economic Review; Italian Economic Journal; Economic Notes; Economics Letters.

Editorial Positions

Editorial Board Member, *The Editorial Board of the Bank of Russia*, 2019 – *present*

Conferences and Talks

2021:
University of Miami
Asia Meeting of the Econometric Society
2019:
Higher School of Economics
Society of Economic Dynamics
China Meeting of the Econometric Society
Asia Meeting of the Econometric Society
Workshop in Applied and Theoretical Economics (WATE)
2018:
Central Bank of Russia
2017:
Midwest Macro
9th RCEA Macro-Money-Finance Workshop
Federal Reserve Bank of Atlanta
2015:
University of Villanova

University of Washington
University of California at Berkeley
2014:
Federal Reserve Bank of Cleveland
Midwest Macro
Green Line Macro (BU-BC)
Housing-Urban-Labor-Macro (HULM, NYC) Conference
Federal Reserve Bank of Dallas
University of Miami
Santa Clara University

Teaching Experience

Florida State University, Department of Economics

"Machine Learning in Economics" (Expected, Spring 2022)

"Macro III" (Fall, 2018)

"Macro II" for PhD sequence (Spring 2016, Spring 2017, Spring 2018, Spring 2019, Spring 2020)

"Applied Macroeconomics" for Masters in Applied Economics (Fall 2015, Fall 2016, Fall 2017, Fall 2018)

"Intermediate Macroeconomics" (Fall 2014, Fall 2015, Fall 2016, Fall 2017, Summer/Fall 2018, Spring 2019, Summer/Fall 2020, Spring/Summber 2021)

Boston College, Department of Economics

Teaching Fellow, "Principles of Macroeconomics" (Fall 2011)

Honors, Awards, & Fellowships

Undergraduate Mentor Award, Office of the Provost, FSU (2021). Nominated, but not awarded.

University Teaching (Undergraduate) Award Nominee, Office of Provost, FSU (2021). Nominated, but not awarded.

Bank of Canada Paper Prize, 2014 Canadian Economic Association Conference.

Dissertation Fellowship Award, Boston College, 2012.

Dissertation Fellowship Award, Boston College, 2011.

Full Scholarship Award and Guaranteed Acceptance to any Economics Department within Russia as an Absolute National Champion of All-Russian High School Economics Olympiad, 2004.